411 East Wisconsin Avenue
Suite 2100
Milwaukee, WI 53202

March 8, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Jason Industries, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 8, 2016.

Sincerely,

Jason Industries, Inc.

By:    /s/ Thomas L. Doerr, Jr.
Thomas L. Doerr, Jr.
Vice President, General Counsel and Secretary